Exhibit 99.1

Origin Agritech Limited Reports Unaudited Second Quarter Financial Results
For Three Months Ended March 31, 2014

BEIJING--/PRNewswire/--May 8, 2014--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2014. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal year 2014, the Company generated revenues of RMB4.7 million (US$0.8 million) compared with RMB27.5 million for the three months ended March 31, 2013. Revenues generated this quarter were mainly a result of scrap sales. The revenues reported for the second quarter a year ago were mainly generated from corn seed toll production businesses, contract businesses where Origin produced and processed corn seeds for the other seed companies. As a reminder, the majority of Origin’s revenues are recorded in the fiscal third and fourth quarters as a result of our revenue recognition policy.

Deferred revenues were RMB426.8 million (US$69.4 million) as of March 31, 2014 compared with RMB461.1 million on March 31, 2013. Deferred revenues declined year-over-year mainly due to lower shipping volume from the rice business as the result of market exit of one of our rice products. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross loss for the second quarter of fiscal 2014 was RMB2.4 million (US$0.4 million) compared with a gross profit of RMB6.7 million in the second quarter of fiscal 2013. Negative gross margin was a result of scrap sales of some corn and rice seed products during this quarter.

Total operating expenses for the second quarter ended March 31, 2014 were RMB36.8 million (US$6.0 million), up from RMB30.3 million for the same period in fiscal 2013. The increase was mainly due to the increasing marketing activities, offset by expense control of other operating activities. Specifically, selling and marketing expenses were RMB17.1 million (US$2.8 million) for the second quarter of fiscal 2014, an increase of 93% from RMB8.8 million for the same period last year due to increasing marketing expenses. General and administrative expenses were RMB10.8 million (US$1.8 million) for the second quarter ended March 31, 2014, down 19% from RMB13.3 million one year ago. This cost decline was mainly due to continued expense control measures. Research and development expenses was RMB8.9 million (US$1.5 million) in the second quarter of fiscal 2014, which was consistent with RMB9.3 million for the same period last year.

Operating loss for the second quarter of 2014 amounted to RMB39.1 million (US$6.4 million) compared with an operating loss of RMB23.5 million for the same period in fiscal 2013.

Net loss for the second quarter of fiscal 2014 was RMB44.3 million (US$7.2 million), or net loss per basic and diluted share of RMB1.95 (US$0.32), compared to a net loss of RMB27.8 million, or net loss per basic and diluted share of RMB1.19 in the same period one year ago.

BALANCE SHEET

As of March 31, 2014, cash and cash equivalents were RMB70.2 million (US$11.4 million) and shareholders' equity attributable to the Company was RMB189.5 million (US$30.8 million). The Company had short-term borrowings of RMB277.3 million (US$45.1 million) and long-term borrowing of RMB59 million (US$9.6 million). Short-term borrowings were mainly for working capital, while long-term borrowing was used for the Xinjiang Origin corn seed production facilities.

Advances from customers were RMB180.6 million (US$29.4 million) as of March 31, 2014. These advances represent cash receipts for orders in the upcoming selling season.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended March 31,
	2013	2014
	RMB	RMB	USD

Revenues	27,524	4,668	762
Cost of revenues	(20,801)	(7,018)	(1,145)
Gross profit	6,723	(2,350)	(383)
Operating expenses:
Selling and marketing	(8,849)	(17,089)	(2,789)
General and administrative	(13,262)	(10,808)	(1,764)
Research and development	(9,338)	(8,861)	(1,446)
Other operating income, net	1,178	6	1
Total operating expenses	(30,271)	(36,752)	(5,998)

Loss from operations	(23,548)	(39,102)	(6,381)

Interest expense	(1,177)	(5,027)	(820)
Share of net loss of equity investment	(340)	(217)	(35)
Interest income	20	104	17
Loss before income taxes	(25,045)	(44,242)	(7,219)
Income tax expense
Current	(1,456)	-	-
Deferred	-	-	-
Income tax expense	(1,456)	-	-

Net loss	(26,501)	(44,242)	(7,219)
Less: Net income attributable to the non-controlling interests	1,333	97	16

Net loss attributable to Origin Agritech Limited	(27,834)	(44,339)	(7,235)

Other comprehensive loss
Net loss	(26,501)	(44,242)	(7,219)
Foreign currency translation difference	192	(643)	(105)
Comprehensive loss	(26,309)	(44,885)	(7,324)
Less: Comprehensive income attributable to non-controlling interests	1,333	97	16
Comprehensive loss attributable to Origin Agritech Limited	(27,642)	(44,982)	(7,340)

Net loss per share – basic	(1.19)	(1.95)	(0.32)
Net loss per share – diluted	(1.19)	(1.95)	(0.32)

Shares used in calculating basic and diluted net loss per share	23,373,458	22,743,853	22,743,853

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2013	9/30/2013	3/31/2014	3/31/2014
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	188,924	131,978	70,235	11,416
Accounts receivable	8,990	1,949	5,128	834
Due from related parties	4,000	3,400	4,200	683
Advances to suppliers	18,041	9,768	8,554	1,390
Advances to growers	13,417	58,473	15,736	2,558
Inventories	649,801	470,811	748,182	121,614
Income tax recoverable	2,159	1,163	1,163	189
Other current assets	9,581	7,000	5,840	949
Total current assets	894,913	684,542	859,038	139,633
Restricted cash	-	14,350	14,350	2,333
Land use rights, net	30,861	33,205	34,780	5,653
Plant and equipment, net	350,403	354,735	347,518	56,488
Equity investments	22,243	24,894	24,398	3,966
Goodwill	11,973	11,973	11,973	1,946
Acquired intangible assets, net	25,168	23,117	25,537	4,151
Deferred income tax assets	1,755	-	-	-
Other assets	6,828	11,256	6,026	980
Total assets	1,344,144	1,158,072	1,323,620	215,150
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	117,556	205,000	277,304	45,075
Current portion of long-term borrowings	8,000	16,500	16,500	2,682
Accounts payable	13,694	4,590	12,480	2,029
Due to growers	1,109	37,875	13,891	2,258
Due to related parties	17,582	1,530	6,229	1,013
Advances from customers	290,185	371,571	180,598	29,356
Deferred revenues	461,114	22,069	426,821	69,378
Income tax payable	39,060	39,060	39,060	6,349
Other payables and accrued expenses	50,736	53,783	39,402	6,405
Total current liabilities	999,036	751,978	1,012,285	164,545
Long-term borrowings	60,587	64,819	42,523	6,912
Other long-term liability	21,140	21,030	22,482	3,654
Total liabilities	1,080,763	837,827	1,077,290	175,111

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163, 24,016,163 and 24,016,163 shares issued as of March 31, 2013, September 30, 2013 and March 31, 2014;
23,383,458, 22,905,926 and 22,738,541 shares outstanding as of
March 31, 2013, September 30, 2013 and March 31, 2014)	-	-	-	-
Additional paid-in capital	398,812	399,564	400,276	65,063
Accumulated deficit	(151,797)	(93,473)	(168,841)	(27,444)
Treasury stock at cost (632,705, 1,110,237 and 1,277,622 shares as of March 31, 2013, September 30, 2013 and March 31, 2014)	(30,863)	(35,659)	(37,429)	(6,084)
Accumulated other comprehensive loss	(5,588)	(4,390)	(4,461)	(726)
Total Origin Agritech Limited shareholders’ equity	210,564	266,042	189,545	30,809

Non-controlling interests	52,817	54,203	56,785	9,230
Total equity	263,381	320,245	246,330	40,039

Total liabilities and equity	1,344,144	1,158,072	1,323,620	215,150

CONTACT:
Origin Agritech Limited
James Chen,
Chief Financial Officer
james.chen@originseed.com.cn

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536